Exhibit 3.1

CERTIFICATE OF FORMATION

OF

PG&E WILDFIRE RECOVERY FUNDING LLC

Pursuant to §18-201 of the Delaware Limited Liability Company Act, the undersigned does hereby submit this Certificate of Formation for the purpose of forming a limited liability company.

FIRST:	The name of the limited liability company is PG&E Wildfire Recovery Funding LLC.

SECOND:	The address of its registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of the registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of PG&E Wildfire Recovery Funding LLC, this 8th day of March, 2022.

By:	/s/ Monica Klemann
Name: Monica Klemann
Title: Authorized Person